UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                  ___________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
 (c), AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                              SportsLine.com, Inc.
                              ____________________
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     ______________________________________
                         (Title of Class of Securities)


                                    848934105
                                 _______________
                                 (CUSIP Number)


                                  July 18, 2002
                                  _____________
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|X|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

                               SCHEDULE 13G


============================================================= =================

CUSIP No. 848934105                                           Page 2 of 7 Pages
                                                                   -    -

============================================================= =================
========= =====================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          AOL Time Warner Inc.
          13-4099534

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            a / /

                                                                       b / /

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3         SEC USE ONLY


--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

========= =====================================================================
======================== ======== =============================================

          NUMBER OF          5    SOLE VOTING POWER              0
           SHARES        -------  ---------------------------------------------
        BENEFICIALLY     -------  ---------------------------------------------
           OWNED             6    SHARED VOTING POWER         2,812,425
          BY EACH        -------  ---------------------------------------------
          REPORTING      -------  ---------------------------------------------
           PERSON
            WITH             7    SOLE DISPOSITIVE POWER         0
                         -------  ---------------------------------------------
                         -------  ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER    2,812,425

=======================  ======== =============================================
======== ======================================================================

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
         PERSON                                                     2,812,425

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            7.3%(1)

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*                CO

======== ======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


_________
(1) Calculated pursuant to Rule 13(d)-3(d) based on the number of shares of SportsLine.com, Inc.("SportsLine") common stock outstanding on August 2,2002 as reported in SportsLine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. The 2,812,425 shares includes 2,362,425 shares of SportsLine common stock and 450,000 shares of SportsLine common stock issuable upon exercise of immediately exercisable warrants.

                                  SCHEDULE 13G


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CUSIP No. 848934105                                           Page 3 of 7 Pages
                                                                   -    -

============================================================= =================
========= =====================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          America Online, Inc.
          54-1322110

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a / /
                                                                          b / /

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3         SEC USE ONLY

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

========= =====================================================================
==================== ========= ================================================

        NUMBER OF        5       SOLE VOTING POWER           0
         SHARES
      BENEFICIALLY   --------- ------------------------------------------------
        OWNED BY     --------- ------------------------------------------------
         EACH
       REPORTING         6       SHARED VOTING POWER      2,812,425
        PERSON
         WITH        --------- ------------------------------------------------
                     --------- ------------------------------------------------

                         7       SOLE DISPOSITIVE POWER      0

                     --------- ------------------------------------------------
                     --------- ------------------------------------------------

                         8       SHARED DISPOSITIVE POWER 2,812,425

==================== ========= ================================================
=========== ===================================================================

  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
            PERSON                                                  2,812,425

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                        / /
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           7.3%(1)

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*       CO

=========== ===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

____________
(1) Calculated pursuant to Rule 13(d)-3(d) based on the number of shares of SportsLine.com, Inc.("SportsLine") common stock outstanding on August 2,2002 as reported in SportsLine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. The 2,812,425 shares includes 2,362,425 shares of SportsLine common stock and 450,000 shares of SportsLine common stock issuable upon exercise of immediately exercisable warrants.

CUSIP No. 848934105                                           Page 4 of 7 Pages
                                                                   -    -

AOL Time Warner Inc. ("AOL Time Warner") was formed in connection with the merger of America Online, Inc. ("America Online") and Time Warner Inc. ("Time Warner"), which was consummated on January 11, 2001 (the "Merger"). As a result of the Merger, America Online and Time Warner each became wholly owned subsidiaries of AOL Time Warner.

Item 1(a)   Name of Issuer

            SportsLine.com, Inc.
            -------------------------------------------------------------------

Item 1(b)   Address of Issuer's Principal Executive Offices:

            2200 West Cypress Creek Road, Fort Lauderdale, FL  33309
            -------------------------------------------------------------------

Item 2(a)   Name of Person Filing:

            AOL Time Warner Inc.
            -------------------------------------------------------------------

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            75 Rockefeller Plaza, New York, NY  10019
            -------------------------------------------------------------------

Item 2(c)   Citizenship:

            Delaware
            -------------------------------------------------------------------

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share
            -------------------------------------------------------------------

Item 2(e)   CUSIP Number:

            848934105
            -------------------------------------------------------------------

Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) // Broker or dealer registered under Section 15 of the Exchange Act.

     (b) // Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) //  Insurance  company as defined in Section  3(a)(19) of the  Exchange
             Act.

     (d) // Investment company registered under Section 8 of the Investment Company Act.

     (e) // An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

     (f) // An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) // A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) // A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) // A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) // Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

CUSIP No. 848934105                                           Page 5 of 7 Pages
                                                                   -    -

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

     (a)   Amount beneficially owned:

           2,812,425(1)
           --------------------------
     (b)   Percent of Class:

           7.3%(1)
           --------------------------
     (c)   Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote                  0
                                                          ---------------------

     (ii)  Shared power to vote or to direct the vote             2,812,425(1)
                                                          ---------------------

     (iii) Sole power to dispose or to direct the disposition of     0        ,
                                                          ---------------------

     (iv)  Shared power to dispose or to direct the               2,812,425(1) ,
           disposition of                                 ----------------------

Item 5.    Ownership of Five Percent or Less of a Class.

                 Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.    Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported on by the Parent Holding Company.

            America Online, Inc. - CO

Item 8.     Identification and Classification of Members of the Group.

                 Not Applicable

Item 9.      Notice of Dissolution of Group.

                 Not Applicable

Item 10.     Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.


_______________
(1) Calculated pursuant to Rule 13(d)-3(d). Includes 2,362,425 shares of SportsLine common stock and 450,000 shares of SportsLine common stock issuable upon exercise of immediately exercisable warrants. The Reporting Person owns a performance based warrant executed on October 6, 1998 and dated as of October 1, 1998 that can vest up to 900,000 shares of common stock and is currently exercisable for 450,000 shares of common stock.

CUSIP No. 848934105                                           Page 6 of 7 Pages
                                                                   -    -


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 29, 2002
                                   AOL Time Warner Inc.



                                   /s/Wayne H. Pace
                                   ___________________________
                                          (Signature)

                                   Wayne H. Pace
                                   Executive Vice President
                                   and Chief Financial Officer
                                   ___________________________
                                         (Name/Title)



                                   America Online, Inc.



                                   /s/Joseph A. Ripp
                                   ___________________________
                                           (Signature)

                                   Joseph A. Ripp
                                   Executive Vice President,
                                   Chief Financial Officer
                                   and Treasurer
                                   ____________________________
                                          (Name/Title)

CUSIP No. 848934105                                           Page 7 of 7 Pages
                                                                   -    -




                                                                 EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


         AOL Time Warner Inc., a Delaware corporation, and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Common Stock, par value $.01, of SportsLine.com, Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  August 29, 2002

                                   AOL TIME WARNER INC.



                                   By:
                                          /s/Wayne H. Pace
                                          _____________________________
                                   Name:   Wayne H. Pace
                                   Title:  Executive Vice President and
                                            Chief Financial Officer



                                   AMERICA ONLINE, INC.



                                   By:
                                          /s/Joseph A. Ripp
                                          ________________________________
                                   Name:   Joseph A. Ripp
                                   Title:  Executive Vice President, Chief
                                            Financial Officer and Treasurer